FRESHWATER TECHNOLOGIES, INC.
Suite 200
30 Denver Crescent
Toronto, ON M2J 1G8
Canada

October 11, 2007

VIA COURIER AND EDGAR

Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549-7010
USA

Attention:	H. Christopher Owings
Assistant Director

Dear Sirs:

Re:	Freshwater Technologies, Inc.
Registration Statement on Form SB-2/A
File No. 333-140595

Thank you for your letter dated August 21, 2007 with respect to Form SB-2/A filed by Freshwater Technologies, Inc. (the “Company”) on July 23, 2007.

General

1.           We have updated our filing to include financial statements for the interim period ended June 30, 2007 in accordance with Item 310(g) of Regulation S-B.

Summary of Financial Data, page 6

2.           We have removed the inception through December 31, 2006 net loss per share amount from our filing.

Summary of Current Business, page 26

3.           The 19 ELCE units sold (7 in Peru, 6 in Panama and 6 in Costa Rica) and 3 R-can Environmental ultra violet units sold were sold over the past two years. All of these units are still functioning well.

Sales and Marketing, page 30

4.           We have eliminated the reference to the “multi-billion dollar global industry” for water treatment solutions and “demand in our target markets of Central and South America and the Caribbean continues to grow in response to public concerns relating to the quality of drinking water.”

Training and Technical Information, page 31

5.           We have now included, under this section, the following text:

We do not charge the local distributors for our training and technical information or related services. We pay the costs associated with training and the provision of technical information or related services and it is accounted for in our financial statements under Marketing and Sales Expense . Since our inception on January 21, 2005 until June 30, 2007, we have spent approximately $6,000 on the provision of raining and technical information or related services.

Executive Compensation, page 44

6.           We have updated our executive compensation disclosure to reflect the implementation of the new disclosure requirements, including the executive compensation table, which is in the format required by Item 402(b)(1) of Regulation S-B.

Interim Financial Statements, page 46

7.           We have now provided a statement of changes in stockholders’ deficit for the interim period.

Annual Financial Statements

8.           We have corrected the typo to read “December 31, 2005” instead of “December 31, 2006.” Note 1 Development Stage Company, page F-6

9.           We have revised our financial statements for the items stated in your letter in comment #9. We have restated/revised our financial statements to properly reflect the reverse merger in the statement of stockholders’ equity and in our EPS calculations and have included the following Note in our Financial Statements at December 31, 2006:

Restatement

          The Company has restated its financial statements as at December 31, 2006 and for the year then ended. The financial statements have been restating to reflect the recapitalization transactions on the reverse merger with HMI Technologies Inc. There was no effect to the net loss of the Company for the year ended December 31, 2006.

          a) Balance Sheet

	As At December 31, 2006
	As Reported	Adjustment	As Restated
	$	$	$
Current Liabilities

Due to related parties	494,862	(643)	494,219
	591,704	(643)	591,061
Stockholder’s Deficit

Additional Paid-in Capital	(67,095)	45,944	(21,151)

Deficit Accumulated During the Exploration Stage	(536,276)	(45,301)	(581,577)

Total Stockholders’ Deficit	(502,571)	643	(501,928)

Note 2. Summary of Significant Accounting Policies

Revenue Recognition, page F-8

10.           Revenue recognition is appropriate upon shipment, rather than upon delivery to and acceptance by the customer, because title passes to our distributors on shipment and the purchasers are insured for loss or damage of their new equipment from the point of shipment. In the case of loss or damage to the product at any time after it is placed on a vehicle for shipping, we would not replace the lost item or repair the damaged item directly. Replacements and repairs would be covered by the insurance held by the purchaser. Although our written distributors’ sales agreements are silent as to when title passes, our shipping terms are determined on a contract by contract basis.

11.           To clarify our previous statement, the Company evaluates the collectibility of accounts receivable based on a combination of factors. In cases where the Company is aware of circumstances that may impair a specific customer’s ability to meet its financial obligations subsequent to the original sale, the Company will record an allowance against amounts due, and thereby reduce the net recognized receivable to the amount the Company reasonably believes will be collected. For all other customers, the Company recognizes allowances for doubtful accounts based on the length of time the receivables are past due, the current business environment and the Company’s historical experience.

Legality Opinion, Exhibit 5.1

12.           The Legality Opinion has been revised to refer to the effective date of the registration statement and not the date of the legality opinion, as referred to in your comment #12 and your previous comment #31.

                 We hope that our responses and changes to the Form SB-2 have answered all of your concerns. We look forward to any further comments you may have regarding this Form SB-2 or with respect to any of the above responses. Should you have any questions, please do not hesitate to contact me directly at 416.490.0254.

Yours truly,

FRESHWATER TECHNOLOGIES, INC.

Encl.
cc: Clark Wilson, attn: K. Richardson	per: Max Weissengruber